EXHIBIT 21.1

List of Subsidiaries of Simon Property

Subsidiary	Jurisdiction
Simon Property Group, L.P.	Delaware
The Retail Property Trust	Massachusetts
Simon Property Group (Illinois), L.P.	Illinois
Simon Property Group (Texas), L.P.	Texas
Shopping Center Associates	New York
DeBartolo Capital Partnership	Delaware
Simon Capital Limited Partnership	Delaware
M.S. Management Associates, Inc.	Delaware
Rosewood Indemnity, Ltd.	Bermuda
Marigold Indemnity, Ltd.	Delaware
Simon Business Network, LLC	Delaware
Simon Brand Ventures, LLC	Delaware
Simon Global Limited	United Kingdom
Simon Services, Inc.	Delaware
Simon Property Group Administrative Services Partnership, L.P.	Delaware
SPGGC, Inc.	Virginia
Kravco Simon Investments, L.P.	Pennsylvania
Kravco Simon Company	Pennsylvania
Chelsea Property Group, Inc.	Delaware
CPG Partners, LP	Delaware

Omits names of subsidiaries that as of December 31, 2004 were not, in the aggregate, a "significant subsidiary".